SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

NewLake Capital Partners, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

651495103

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.: 651495103

(1)	NAME OF REPORTING PERSON: HG Vora Capital Management, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐
(b) ☐

(3)	SEC USE ONLY

(4)	CITIZENSHIP OR PLACE OF ORGANIZATION: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(5)	SOLE VOTING POWER: 3,500,000

(6)	SHARED VOTING POWER: 0

(7)	SOLE DISPOSITIVE POWER: 3,500,000

(8)	SHARED DISPOSITIVE POWER: 0

(9)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 3,500,000

(10)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

(11)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 16.4%

(12)	TYPE OF REPORTING PERSON: OO (Delaware limited liability company)

Item 1.	(a)	Name of Issuer

NewLake Capital Partners, Inc.

(b)	Address of principal executive offices

50 Locust Avenue, First Floor

New Canaan, CT 06840

Item 2.	(a)	Name of Person Filing

This statement is filed by HG Vora Capital Management, LLC, a Delaware limited liability company (the “Investment Manager”). The foregoing person hereinafter sometimes is referred to as the “Reporting Person.” Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b)	Address of principal executive offices

The business office address of the Investment Manager is 330 Madison Avenue, 20th Floor, New York, NY 10017.

(c)	Citizenship

The Investment Manager is a Delaware limited liability company.

(d)	Title of Class of Securities

Common Stock, $0.01 par value per share (the “Common Stock”).

(e)	CUSIP Number

651495103

Item 3.	Not applicable.

Item 4.	Ownership.

A.	HG Vora Capital Management, LLC

(a)	Amount beneficially owned:

As of December 31, 2021, may be deemed to beneficially own: 3,500,000 shares of Common Stock.

(b)	Percent of class:

16.4%.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 3,500,000

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 3,500,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof, the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2023

HG VORA CAPITAL MANAGEMENT, LLC

By:	/s/	Parag Vora
Name:		Parag Vora
Title:		Manager